May 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of

Manufacturing

100 F Street, NE

Washington, D.C.,

20549

Attn: Tim Buchmiller

Re:	Bio-Path Holdings, Inc. Offering Statement on Form 1-A, as amended File No. 024-12601 Withdrawal Request for Acceleration

Ladies and Gentlemen:

We hereby join in the request of Bio-Path Holdings, Inc. (the “Registrant”), for the withdrawal of the Registrant’s qualification request of the Registrant’s Offering Statement on Form 1-A (File No. 024-12601) (as amended, the “Offering Statement”), dated May 21, 2025, that was requested to become qualified at 4:00 p.m. Eastern Time, on May 23, 2025, or as soon thereafter as practicable. We hereby respectfully withdraw this acceleration request at this time.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

D. BORAL CAPITAL LLC

By:	/s/ Philip Wiederlight
Philip Wiederlight
Chief Operating Officer